Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Veeco Instruments Inc. for the registration of $200 million aggregate amount of Debt Securities and Common Stock and to the incorporation by reference therein of our reports dated March 15, 2005, with respect to the consolidated financial statements and schedule of Veeco Instruments Inc., Veeco Instruments Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Veeco Instruments Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Melville, New York
August 26, 2005